| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-08680 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: V.M. Manning & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

211 E. Washington Street, Suite B
(No. and Street)

| Greenville | SC | 29601 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Nelson B. Arrington III | 864.232.9576 | nelsonarrington@vmmanning.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

| 2954 Goehmann Lane | Fredericksburg | TX | 78624 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 03/19/2019 | 6543 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Nelson B. Arrington, III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of V.M. Manning & Co., Inc. _____, as of December 31 _____, 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Nelson B Arrington III_

Title: _President_

_Faye B Hall_

Notary Public       My Commission Expires
June 21, 2026

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

V.M. Manning & Co., Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission
Including Independent Auditor's Report Thereon
December 31, 2023

—————

# Contents



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To Director and Shareholder of V.M. Manning & Co., Inc.

**Opinion on The Financial Statements**

We have audited the accompanying statement of financial condition of V.M. Manning & Co., Inc. (the "Company") as of December 31, 2023, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

**Report on Supplementary Information**

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Tuttle & Bond PLLC*

Fredericksburg, Texas
**February 5, 2024**

We have served as the V.M. Manning & Co., Inc.'s auditor since 2019.

# V.M. Manning & Co., Inc.
## Financial Statements
## Statement of Financial Condition
## For the year ended December 31, 2023

**Current Assets**

| | | | | | | |
|---|---|---|---|---|---|---|
| **Checking/Savings** | | | | | | |
| Bank of TR2 | $ | 98,415 | | | | |
| Schwab Bank Deposit Account | $ | 26,553 | | | | |
| **Total Checking/Savings** | | | $ | 124,968 | | |
| **Other Current Assets** | | | | | | |
| Due from Argent Trust | $ | 1,498 | | | | |
| Due from Charles Schwab | $ | 200,422 | | | | |
| **Total Other Current Assets** | | | $ | 201,920 | | |
| **Total Current Assets** | | | | | $ | 326,888 |
| **Other Assets** | | | | | | |
| Loan to Officer | | | $ | 10,000 | | |
| **Vehicle** | | | | | | |
| Vehicle Accum Depreciation | $ | (23,581) | | | | |
| Vehicle - Other | $ | 34,509 | | | | |
| **Total Vehicle** | | | $ | 10,928 | | |
| **Office Equipment** | | | | | | |
| Office Equipment Accum Depr | $ | (1,166) | | | | |
| Office Equipment - Other | $ | 1,166 | | | | |
| **Total Office Equipment** | | | $ | - | | |
| **Investment Loan** | | | $ | 169,968 | | |
| **Total Other Assets** | | | | | $ | 190,896 |
| **TOTAL ASSETS** | | | | | $ | 517,784 |
| **Liabilities** | | | | | | |
| **Current Liabilities** | | | | | | |
| Payroll taxes due | | | | | | |
| SC Unemp tax | $ | 27 | | | | |
| Fed Unemp tax | $ | 141 | | | | |
| Employer FICA w/h | $ | 3,682 | | | | |
| Payroll taxes due - Other | $ | 612 | | | | |
| **Total Payroll Taxes Due** | | | $ | 4,461 | | |
| **Other Current Liabilities** | | | | | | |
| Employee FICA w/h | $ | 1,355 | | | | |
| Federal Taxes w/h | $ | 11,500 | | | | |
| SC Taxes w/h | $ | 3,000 | | | | |
| Accrued Salary | $ | 25,000 | | | | |
| **Total Other Current Liabilities** | | | $ | 40,855 | | |
| **Total Current Liabilities** | | | | | $ | 45,316 |
| **Total Liabilities** | | | | | $ | 45,316 |
| **Equity** | | | | | | |
| 5020--Capital Stock | | | | | $ | 7,500 |
| Retained Earnings | | | | | $ | 458,016 |
| Net Income | | | | | $ | 6,952 |
| **Total Equity** | | | | | $ | 472,468 |
| **TOTAL LIABILITIES & EQUITY** | | | | | $ | 517,784 |

The accompanying notes are an integral part of these financial statements.


V.M. Manning & Co., Inc.
Statement of Operations
For the year ended December 31, 2023


**Income**

| | | | |
|---|---|---:|---:|
| | Interest Earned | 5,928 | |
| | Realized gain | 2,864 | |
| | Comm Mutual Fund | 16,673 | |
| | Management Fees | 754,356 | |
| | Dividends | 953 | |
| | Miscellaneous | 61 | |
| **Total Income** | | | 780,835 |
| **Expense** | | | |
| | Audit Fees | 3,250 | |
| | Communications | 2,857 | |
| | Depreciation | 6,902 | |
| | Dues & Subscriptions | 6,220 | |
| | Group Insurance | 39,770 | |
| | Inside Salesmen | 643,267 | |
| | Insurance | 9,029 | |
| | Office Supplies | 655 | |
| | Office Expenses | 360 | |
| | Payroll Taxes | 13,256 | |
| | Postage | 271 | |
| | Professional Fees | 8,408 | |
| | Rent | 16,708 | |
| | Utilities | 3,046 | |
| | Regulatory Fees | 5,080 | |
| | Salaries | 11,000 | |
| | Taxes & License | 2,612 | |
| | Vehicle Expenses | 1,191 | |
| **Total Expense** | | | 773,883 |
| **Net Income** | | | **6,952** |


The accompanying notes are an integral part of these financial statements.


V.M. Manning & Co., Inc.
Statement of Cash Flow
For the year ended December 31, 2023

| | | | |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| **Net Income** | $ 6,952 | | |
| **Adjustments to reconcile Net Income** | | | |
| **to net cash provided by operations:** | | | |
| **Due from Argent Trust** | $ (432) | | |
| **Due from Charles Schwab WAM** | $ (12,455) | | |
| **Due from Charles Schwab NBA** | $ (34,145) | | |
| **Payroll taxes due** | $ 612 | | |
| **Payroll taxes due: SC Unemp tax** | $ 8 | | |
| **Payroll taxes due: Fed Unemp tax** | $ 99 | | |
| **Payroll taxes due: Employer FICA w/h** | $ 2,185 | | |
| **Employee FICA w/h** | $ 1,388 | | |
| **Federal w/h** | $ 11,500 | | |
| **SC Tax w/h** | $ 3,000 | | |
| **Accrued Salary** | $ 5,000 | | |
| **Net cash provided by Operating Activities** | | $ (16,289) | |
| **INVESTING ACTIVITIES** | | | |
| **Securities** | $ 192,154 | | |
| **Vehicle Accum Depreciation** | $ 6,902 | | |
| **Investment Loan** | $ (169,968) | | |
| **Net cash provided by Investing Activities** | | $ 29,087 | |
| **Net cash increase for period** | | | $ 12,798 |
| **Cash at beginning of period** | | | $ 112,170 |
| **Cash at end of period** | | | **$ 124,968** |

The accompanying notes are an integral part of these financial statements

V.M. Manning & Co., Inc.
Statement of Changes in Ownership Equity
For the year ended December 31, 2023

|  | Common Stock | | Retained | Total |
|  | Shares | Amount | Earnings | Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2023 | 7,500 | $7,500 | $458,016 | $465,516 |
| Net Income | - | - | $6,952 | $6,952 |
| Balance at December 31, 2023 | 7,500 | $7,500 | $464,968 | $472,468 |

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

V.M. Manning & Co,, Inc. (the Company) was incorporated in the State of South Carolina effective May 12, 1960. The Company has adopted a calendar year.

Description of Business

The Company, located in Greenville, South Carolina, is a registered investment advisor with the state of South Carolina. The firm is also a brokerage firm which is registered with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1) exemption.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Depreciation

Depreciation is calculated using the double declining method.

Revenue Recognition
Effective January 1, 2018, The Company adopted ASC606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations within the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies its performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's revenues from client activity comes in two forms:  investment advisory fees and Investment Company/mutual fund fees.  The Company receives revenue from the sale of investment company shares (mutual funds).

Mutual funds are sold via subscription/application or via direct deposit by a customer into their investment account. There is no contract with customers, however the amount of commission paid by the customer is established in the mutual fund prospectus. The Company's portion of the commission, known as a concession, is established in the Selling Agreement between the Company and the mutual fund company sponsor. The amount of commission and concession varies depending on the class of shares, the amount the client invested with the family of funds (Rights of Accumulation) or intends to invest in the family of funds (Letter of Intent). The Company has met its obligation to recognize revenue when the Company submits the application and check to the fund companies' broker-dealer sponsor. Customers may make additional investments into their account without the Company's knowledge, in which case the Company is entitled to a concession based on the amount of investment as set forth in the prospectus and the terms of the Selling Agreement. In such circumstances, the Company has no performance obligation to satisfy and recognizes revenue upon receipt of notification of investment from the mutual fund company sponsor.

The Company also receives 12b-1 fees from the sale of mutual funds. There is no contract between the customer and the Company regarding 12b-1 fees, however the amount of 12b-1 fees due the Company is established in the Selling Agreement between the Company and the mutual fund sponsor. There is no performance obligation required to be performed by the Company to earn and recognize 12b-1 fees. The amount of 12b-1 fees due the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated. The Company does not know the amount of average assets under management until receipt of a statement from the mutual fund company sponsor, at which time the 12b-1 fee revenue is recognized and recorded, based upon the calculation date indicated on the statement from the mutual fund company sponsor. There is no practical way for the Company to determine the amount of what these 12B-1 fees due to the Company from the various mutual fund companies will be so the Company records mutual fund fees as income only as they are received.  For the 2023 calendar year, RIA fees and mutual fund fees comprised 96.6%, and 2.1%, respectively.

The Company provides investment advisory services to customers. All advisory fee customers enter into an Investment Advisory Agreement (Agreement) with the Company. The Agreement requires the Company to invest the client assets in return for a fee charged to the client. The Agreement also stipulates that the Client (or a properly authorized agent designated by Client) will be furnished with confirmations of account transactions, periodic account statements and a quarterly monitor of the account detailing account positions and activity. The fee is calculated by applying the quarterly rate to the account value on the final day of the quarter. Fees are earned by the company upon the quarterly period's conclusion.  If the account is closed or transferred during the quarter, the fee is prorated through the date of the notice to The Company that the Agreement is to be terminated. Withdrawals and/or contributions can be made at anytime during the period. The Company has satisfied its obligation upon the quarter's ending, at which time the investment advisory fee revenue is recognized.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not aware of any uncertain tax positions in it tax return. We currently have an NOL carry-forward loss that exceeds our current income and is available until 2026. Due to this there is no estimate for federal or state income taxes due.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2023, the Company did not have any other components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in trades of mutual funds for its individual and institutional customers and earns RIA fees for managing investment accounts for individuals.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers' funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds or securities to the custodial firm who maintains the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2023, the Company is owed from its employee $10,000.00 on a non-interest bearing, unsecured loan. The Company also leases office space from a related party at the current rate of $1,200 per month.  The total rental payments to the related party were $14,400 for the year-ended December 31, 2023, which is included as a component of rent expense on the statement of income.  During the year, the company made a mortgage loan in the amount of $178,500

to the child of an employee. This loan is secured with a legal first mortgage filed with the local municipality where the property is located. This loan is fully amortizing over fifteen years and complies with the IRS's statutory minimum interest rate requirement.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company had no other commitments or contingencies

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

| | Estimated Useful Life | |
|---|---|---|
| Automobile | 5 years | $34,509 |
| Furniture and equipment | 3 – 7 years | $47,880 |
| Leasehold improvements | 7 years | 0 |
| Sub-total | | $82,389 |
| Less – accumulated depreciation | | ($71,461) |
| Total | | $10,928 |

Depreciation expense was $6,902 for the year December 31, 2023.

NOTE G – RENT

The rent expense for the year was $16,708; the amount paid was for the lease on the office space and parking.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price).

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE J – SUBSEQUEST EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 5, 2024 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2023

V.M. Manning & Co., Inc.
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2023

Computation of Net Capital

| | | |
|---|---|---|
| Total Stockholder's equity: | | $ 472,468 |
| Non-allowable assets: | | |
| Other Assets | 190,896 | |
| Accounts receivable | 201,920 | (392,816) |
| Other Charges | | |
| Other | 0.00 | |
| Haircuts | 0.00 | |
| Undue Concentration | 0.00 | (0.00) |
| Net allowable capital | | $ 79,652 |

Computation of Net Capital Requirement

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 3,021 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 74,652 |

Computation of Aggregate Indebtedness

| | |
|---|---|
| Total Aggregate Indebtedness | $ 45,316 |
| Percentage of aggregate indebtedness to net capital | 56.89% |

Computation of Reconciliation of Net Capital

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2023 | $ 79,652 |
| Adjustments: | |
| Change in Equity (Adjustments) | 0.00 |
| Change in Non-Allowable Assets | (0.00) |
| Change in Haircuts | (0.00) |
| Change in Undue Concentration | (0.00) |
| Change in Other Haircuts | 0.00 |
| NCC per Audit | 79,652 |
| Reconciled Difference | $ (0.00) |

There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

V.M. Manning & Co., Inc.
<u>Supplementary Statements</u>
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2023

<u>Statement Related to Uniform Net Capital Rule</u>

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1.  This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1).  Net capital and the related net capital ratio may fluctuate on a daily basis.  At December 31, 2023, the Company had net capital of $79,652 which was $74,652 in excess of its required net capital of $5,000.  The Company's ratio of aggregate indebtedness to net capital was 56.89%.  The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

<u>Statement Related to Exemptive Provision (Possession and Control)</u>

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to 15c3-3(k)(1).

<u>Statement Related to SIPC Reconciliation</u>

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report).  SIPC members with gross revenues below $500,000 are not required to file an AUP Report.  If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.

V.M. Manning & Co., Inc.

<u>Supplementary Customer Protection Exemption Report</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2023



TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
OftheSecuritiesandExchangeActof1934
FortheYear-EndDecember31,2023

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

## Exemption: 15c3-3(k)(1)

Nelson Battle Arrington, III
V.M. Manning & Co., Inc.
211 E Washington Street,
Suite B
Greenville, SC 29601

Dear Nelson Battle Arrington, III:

We have reviewed management's statements, included in the accompanying Exemption Report, in which V.M. Manning & Co., Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. V.M. Manning & Co., Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. V.M. Manning & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V.M. Manning & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

Fredericksburg, Texas
**February 5, 2024**



V.M. Manning & Co., Inc.
Exemption Report
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2023

V. M. MANNING & CO., INC.

*P.O. Box 10389*
*211 East Washington Street, Suite B*
*Greenville, South Carolina 29603-0389*

V.M. Manning & Co., Inc. Exemption Report

***Investment Securities Since 1916***

To: Tuttle & Bond PLLC

Re: 17 C.F.R. § 240.15c3-3(k)

V.M. Manning & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

V.M. Manning & Co., Inc.

I, Nelson Battle Arrington, III, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.

Nelson B Arrington III

President

*Telephone (864) 232-8231*

V.M. Manning & Co., Inc.

<u>Supplementary Auditor's Agreed Upon Procedures Report</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2023



TuttleBond
Certified Public Accountants

**V.M. Manning & Co., Inc.**

SupplementarySchedulesPursuanttoSEARule17a-5 OftheSecuritiesandExchangeActof1934
AsofandfortheYear-EndedDecember31,2023

Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

V.M. Manning & Co., Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2023, which were agreed to by V.M. Manning & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating V.M. Manning & Co., Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. V.M. Manning & Co., Inc.'s management is responsible for V.M. Manning & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2023 through December 31, 2023 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond PLLC

Fredericksburg, Texas
**February 5, 2024**

V.M. Manning & Co., Inc.
Supplementary Agreed Upon Procedures Report SIPC Reconciliation
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2023

SIPC 7 Reconciliation

| | |
|---|---|
| Total Due | $ 1,159 |
| Overpayment Applied | $ 695 |
| Balance Due after Applied Overpayment | $ 464 |

| | | Date Paid | Check # |
|---|---|---|---|
| Paid To: | | | |
| Paid with SIPC 6 | $ 564 | July 5, 2023 | 2154 |
| Paid with SIPC 7 | $ (100) | Jan 16, 2024 | |
| Total Paid | $ 464 | | |

Reconciled Difference (Overpayment)/Underpayment $ (100)